UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

As of March 13, 2006

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

CONTENTS

This report on Form 6-K of RiT Technologies Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

Press release dated March 13, 2006: RUSSIAN GOVERNMENT INSITITUTION DEPLOYING $2.5M RiT ENTERPRISE SOLUTION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2006	RiT TECHNOLOGIES LTD. BY: /S/ Doron Zinger —————————————— Doron Zinger President, Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1	Press release dated March 13, 2006: RUSSIAN GOVERNMENT INSITITUTION DEPLOYING $2.5M RiT ENTERPRISE SOLUTION